Velo3D, Inc.

2710 Lakeview

Court Freemont, CA 94538

velo3d.com

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham and Mitchell Austin

Re:	Velo3D, Inc. (the “Company”) Draft Registration Statement on Form S-1 Submitted June 25, 2025 CIK No. 0001825079

Ladies and Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated July 10, 2025 (the “Comment Letter”), in connection with our Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on June 25, 2025. In response to the comments set forth in the Comment Letter, we have revised the Draft Registration Statement and are publicly filing a Registration Statement on Form S-1 (the “Form S-1”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to our response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form S-1. Page references in the text of this response letter correspond to the page numbers of the Form S-1.

Draft Registration Statement on Form S-1

General

1.	We note your disclosure that you will be deemed to be a “controlled company” under the Nasdaq listing rules. Please revise the cover page to also disclose the total voting power percentage of Arun Jeldi, your controlling shareholder. Additionally, please provide a cross-reference to a longer discussion of the corporate governance exemptions available to you as a “controlled company” and whether you intend to take advantage of any of these exemptions.

We respectfully acknowledge the Staff’s comment and advise that we have revised the cover page to disclose the total voting power percentage of Arun Jeldi. We have also provided a cross-reference to a longer discussion of the corporate governance exemptions available to us as a “controlled company” and whether we intend to take advantage of any of these exemptions. Please see page 86 of the Form S-1.

Securities and Exchange Commission

August 6, 2025

2.	Please revise to provide an update on the status of the reverse stock split, including whether stockholders approved the reverse stock split proposal and whether you have selected the reverse stock split ratio or the date on which you will effect the reverse stock split.

We respectfully acknowledge the Staff’s comment and advise that we have revised the Form S-1 to disclose that our stockholders approved the reverse stock split at our annual meeting of stockholders on June 27, 2025. The disclosure also provides that our Board selected a ratio of 1-for-15 on July 18, 2025 and the reverse stock split was effected on July 28, 2025. Unless otherwise stated, all share and per share amounts of our common stock included in the Form S-1 have been adjusted to give effect to the reverse stock split. Please see page 4 of the Form S-1.

3.	You disclose that you “believe that upon the completion of this offering, [you] will meet the standards for listing on the Nasdaq Capital Market, and the closing of this offering is contingent upon such listing.” Please tell us how this offering will enable the company to meet the Nasdaq Capital Market listing standards. Additionally, please clarify the relative timing of the following events: (1) meeting the listing standards, (2) receiving approval to list on the Nasdaq Capital Market and (3) closing this offering.

We respectfully acknowledge the Staff’s comment and advise that upon completion of this offering, we believe we will meet the initial listing requirements for the Nasdaq Capital Market for companies transferring from the over-the-counter markets. This includes an initial listing requirement, among others, to have a market value of listed securities (i.e., non-affiliated “public float”) of at least $15 million, which we believe will be satisfied as a result of this offering. We anticipate receiving conditional approval to list our common stock on the Nasdaq Capital Market prior to the effective time of the Form S-1. Furthermore, the closing of the proposed public offering is contingent upon the Company receiving such an approval from Nasdaq. We have revised disclosure throughout the Form S-1 regarding this process.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (408) 610-3915.

Sincerely,

/s/ Arun Jeldi
Arun Jeldi
Velo3D, Inc.

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Alexander T. Yarbrough, Troutman Pepper Locke LLP David E. Danovitch, Sullivan & Worcester LLP Angela Gomes, Sullivan & Worcester LLP